COMSTOCK HOMEBUILDING COMPANIES, INC.
December 22, 2006
VIA EDGAR AND BY HAND DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	John Cash, Accounting Branch Chief Mail Stop-7010
Re:	Comstock Homebuilding Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal quarter Ended September 30, 2006
File No. 001-32375
     I have received the letter of comment of the Commission staff (the “Staff”) dated December 12, 2006, addressed to me on behalf of Comstock Homebuilding Companies, Inc. (the “Company”). Due to the holiday season and the resulting unavailability of personnel sufficiently qualified to provide an adequate response to the comments contained in the letter of comment, I am requesting on behalf of the Company to extend to January 12, 2007 the period with which the Company may respond to the letter of comment.
     Please do not hesitate to call me or Jason Parikh at (703) 883-1700 should you have any questions concerning this request.
Very truly yours,

/s/ Bruce J. Labovitz

Bruce J. Labovitz
Chief Financial Officer